EXHIBIT 99.2

May 10, 2010

TO                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RE                                  CENOVUS ENERGY INC
REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K

We hereby consent to the use of and reference to our name and our reports, and the inclusion and incorporation by reference of information derived from our reports evaluating a portion of Cenovus Energy Inc.’s bitumen economic contingent resources as at December 31, 2009, in the Report of Foreign Private Issuer on Form 6-K of Cenovus Energy Inc. (incorporated by reference into Cenovus Energy Inc.’s Registration Statements on Form F-3 (File No. 333-166419) and Form S-8 (File No. 333-163397), filed with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended).

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Sincerely,

MCDANIEL & ASSOCIATES CONSULTANTS LTD

/s/ P.A. Welch

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P.A. Welch, P. Eng.

President & Managing Director

Calgary, Alberta

2200, Bow Valley Square 3, 255-5 Avenue SW, Calgary, AB T2P 3G6

Tel: 262-5506 Fax: (403) 233 2744 www.mcdan.com